Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the First Quarter of Fiscal 2017

1Q17 Added 16,637 New Subscribers

1Q17 Revenue Up 4.6% YOY to RMB173.0 Million ($26.0 Million)

1Q17 Operating Income Up 7.7% YOY to RMB52.1 Million ($7.8 Million)

Conference Call to be Held on August 23, 2016 at 8:00 a.m. ET

HONG KONG, China, August 22, 2016 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the first quarter of fiscal 2017 ended June 30, 2016.

First Quarter of Fiscal 2017 Highlights

•                 Revenues for the first quarter of fiscal 2017 increased by 4.6% to RMB173.0 million ($26.0 million) from RMB165.4 million in the prior year period.

•                 New subscribers and accumulated subscriber base were 16,637 and 520,905, respectively.

•                 Gross profit increased by 5.2% to RMB135.5 million ($20.4 million) from RMB128.8 million in the prior year period.

•                 Gross margin increased to 78.4% from 77.9% in the prior year period.

•                 Operating income increased by 7.7% to RMB52.1 million ($7.8 million) from RMB48.4 million in the prior year period.

•                 Operating income before depreciation and amortization and share-based compensation expenses was RMB79.8 million ($12.0 million), up 6.6% compared to RMB74.8 million in the prior year period.1

•                 Interest expense was RMB28.8 million ($4.3 million) compared to RMB25.9 million in the prior year period.

•                 Net income attributable to the Company’s shareholders increased by 16.0% to RMB15.7 million ($2.4 million) from RMB13.6 million in the prior year period.

•                  Net cash provided by operating activities for the first quarter of fiscal 2017 increased to RMB131.0 million ($19.7 million) from RMB130.1 million.

“Demand for our cord blood banking services showed healthy improvement as the number of newborns in China grew in the first quarter of fiscal 2017. We continued to optimize our marketing efforts and enhance our sales force, resulting in over sixteen thousand new subscribers during the reporting period, a reasonable increase over the prior year. Our accumulated subscriber base rose 13.9% to over 520,000 as of the end of June 2016, compared with that as of the end of June 2015,” said Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation.  “As we look at our opportunity in the near-term, we maintain a prudent outlook as China’s overall economy continues to slow, which could impact consumer spending levels. Additionally, the National Health and Family Planning Commission recently rolled out a detailed policy to further regulate the clinical applications of various stem cells. These events may result in some near-term slowing of new client subscriptions, however we believe such regulation will benefit CCBC and the broader cord blood banking industry over the longer term. Looking ahead to the second quarter, we are committed to meeting such challenges by raising awareness and emphasizing the clinical benefits of our services. We will strive to achieve our full year subscription target goal through careful planning and prudent execution.”

1 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Summary — First Quarter Ended June 30, 2015 and 2016

	Three Months Ended June 30,
	2015	2016
(in thousands)	RMB	RMB	US$
Revenues	165,363	172,952	26,024
Gross Profit	128,790	135,519	20,392
Operating Income[2]	48,427	52,135	7,845
Interest Expense	25,883	28,833	4,338
Net Income Attributable to the Company’s Shareholders	13,551	15,722	2,367
Earnings per Ordinary Share — Basic[3] and Diluted (RMB/US$)	0.19	0.22	0.03

Revenue Breakdown (%)
Processing Fees	64.8%	61.8%
Storage Fees	35.2%	38.2%

New Subscribers (persons)	16,090	16,637
Total Accumulated Subscribers (persons)	457,449	520,905

Summary — Selected Cash Flow Statement Items

	Three Months Ended June 30,
	2015	2016
(in thousands)	RMB	RMB	US$
Net cash provided by operating activities	130,126	131,014	19,714
Net cash used in investing activities	(5,579)	(79,129)	(11,907)
Net cash provided by financing activities	—	—	—

2 The reported operating income for the three months ended June 30, 2015 and 2016 included the followings:

(i)        Depreciation and amortization expenses of RMB12.3 million and RMB12.6 million ($1.9 million) for the three months ended June 30, 2015 and 2016, respectively; and

(ii)     Share-based compensation expense of RMB14.1 million and RMB15.1 million ($2.3 million) for the three months ended June 30, 2015 and 2016, respectively, relating to the Company’s restricted share unit scheme (“RSU Scheme”) in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014.

3 The terms of the convertible notes provide the holder with the ability to participate in any excess cash dividend. As there is no excess cash dividend for the three months ended June 30, 2015 and 2016, such participating right effect is nil.

First Quarter of Fiscal 2017 Financial Results

REVENUES. Revenues increased by 4.6% to RMB173.0 million ($26.0 million) in the first quarter of fiscal 2017 from RMB165.4 million in the prior year period. The key driver of this increase was the solid increase in storage fee revenues.

Revenues generated from storage fees increased by 13.6% to RMB66.1 million ($9.9 million) in the first quarter of fiscal 2017 from RMB58.3 million in the prior year period. The increase was due to the expansion of the accumulated subscriber base. The subscriber base grew to 520,905 by the end of June 2016. Storage fee revenues accounted for 38.2% of total revenues, compared to 35.2% in the prior year period.

Revenues generated from processing fees and other services in the first quarter of fiscal 2017 were RMB106.9 million ($16.1 million), compared to RMB107.1 million in the prior year period. Revenues generated from processing fees accounted for 61.8% of total revenues, compared to 64.8% in the prior year period.

GROSS PROFIT. Gross profit for the first quarter of fiscal 2017 amounted to RMB135.5 million ($20.4 million), a 5.2% increase from RMB128.8 million in the prior year period. Gross margin was 78.4%, up from 77.9% in the prior year period.

OPERATING INCOME. Operating income for the first quarter of fiscal 2017 increased by 7.7% to RMB52.1 million ($7.8 million) from RMB48.4 million in the prior year period. Accordingly, operating margin increased to 30.1%, compared to 29.3% in the prior year period. Depreciation and amortization expenses for the reporting quarter were RMB12.6 million ($1.9 million), compared to RMB12.3 million in the prior year period. Share-based compensation expense totaled RMB15.1 million ($2.3 million) for the first quarter of fiscal 2017, compared to RMB14.1 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB79.8 million ($12.0 million), a 6.6% increase compared to RMB74.8 million in the prior year period.4

Research and Development Expenses. Research and development expenses remained stable at RMB1.9 million ($0.3 million) in the first quarter of fiscal 2017.

Sales and Marketing Expenses. Sales and marketing expenses for the first quarter amounted to RMB38.2 million ($5.7 million), compared to RMB37.2 million in the prior year period. The increase was mainly due to further marketing efforts and sales force refinement. As a percentage of revenues, sales and marketing expenses were 22.1% compared to 22.5% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the first quarter increased slightly to RMB43.2 million ($6.5 million) from RMB41.2 million in the prior year period. General and administrative expenses as the percentage of revenues remained stable at 25.0%, compared to 24.9% in the prior year period.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense was RMB28.8 million ($4.3 million), compared to RMB25.9 million in the prior year period. Interest expense was mainly related to the Company’s outstanding convertible notes denominated in USD. The increase was due to the compounding interest effect of the convertible notes and the effect of the depreciation of RMB against the USD.

4 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. GAAP.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. Income before income tax for the first quarter of fiscal 2017 was RMB27.9 million ($4.2 million), compared to RMB28.5 million in the prior year period. As Zhejiang Cord Blood Bank was qualified as a High and New Technology Enterprise in January 2016 which entitled it to the preferential income tax rate of 15%, income tax expense for the first quarter of fiscal 2017 decreased to RMB11.7 million ($1.8 million) from RMB15.0 million in the prior year period. Net income attributable to the Company’s shareholders for the first quarter of fiscal 2017 increased to RMB15.7 million ($2.4 million), up 16.0% from RMB13.6 million in the prior year period. Accordingly, net margin for the first quarter of fiscal 2017 increased to 9.1% from 8.2% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the first quarter of fiscal 2017 were RMB0.22 ($0.03).5

LIQUIDITY. As of June 30, 2016, the Company had cash and cash equivalents of RMB3,070.4 million ($462.0 million), up from RMB3,008.4 million as of March 31, 2016. The Company had total debt6 of RMB1,008.2 million ($151.7 million) as of June 30, 2016, up slightly from RMB966.2 million as of March 31, 2016. Net cash provided by operating activities for the first quarter of fiscal 2017 amounted to RMB131.0 million ($19.7 million).

Recent Developments

•                          On April 27, 2015, the Company announced that its board of directors (the “Board”) had received a non-binding proposal letter from Golden Meditech Holdings Limited (“Golden Meditech”), pursuant to which Golden Meditech proposed to acquire all of the outstanding ordinary shares of the Company not already directly or indirectly owned by Golden Meditech for $6.40 per ordinary share in cash in a “going-private” transaction (the “GM Proposal”). On the same day, the Board had formed a special committee of independent directors, consisting of Mr. Mark Chen, Ms. Jennifer Weng and Dr. Ken Lu, who are not affiliated with Golden Meditech to evaluate such proposal and certain other potential transactions involving the Company. The special committee subsequently appointed Houlihan Lokey (China) Limited as its independent financial advisor, Cleary Gottlieb Steen & Hamilton LLP as its United States legal counsel and Maples & Calder as its Cayman Islands legal counsel to assist in evaluating GM Proposal and the Company’s other alternatives but has not set a definitive timetable to complete its evaluation of the GM Proposal or any other alternative.

•                          In May 2015, Golden Meditech initiated a series of agreements and transactions to acquire, directly or indirectly, $115 million in aggregate principal amount of the Company’s outstanding 7% senior convertible notes due 2017 (“Convertible Notes”) and 7,314,015 ordinary shares of the Company (the “CGL Sale Shares”).

5 During the quarter ended December 31, 2014, the Company granted a total of 7,300,000 RSUs to certain executives, directors and key employees under the Company’s RSU Scheme, subject to certain performance conditions. Out of 7,300,000 RSUs granted, 7,080,000 ordinary shares (“Shares”) were then issued and deposited into a trust sponsored and funded by the Company (“Trust”), and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU Scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Taking into account of such Shares, in addition to 73,003,248 outstanding shares, basic and diluted earnings per ordinary share would be RMB0.17 and RMB0.20 ($0.03) for the three months ended June 30, 2015 and 2016, respectively.

6 Total debt represented the carrying amounts of bank loan and convertible notes, net.

•                          On August 6, 2015, the Company announced that the Board had received a non-binding acquisition proposal letter from Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”), pursuant to which Nanjing Xinjiekou offered to acquire all of the Company’s China business, including all of the Company’s equity interests in its China subsidiaries and its assets and resources relating to its business in China (the “Nanjing Xinjiekou Proposal”). The purchase price offered is not lower than RMB6.0 billion.

•                          On November 5, 2015, the Company was informed that Golden Meditech and Nanjing Xinjiekou entered into a non-binding framework purchase agreement (the “MOU”), pursuant to which Nanjing Xinjiekou proposed to acquire from Golden Meditech approximately 65.1% of the Company’s issued share capital on a fully diluted basis and to provide assistance, including possible financing, to Golden Meditech in its proposed “going private” transaction involving the Company. Concurrently, Nanjing Xinjiekou also indicated its intention to acquire the remaining 34.9% of the Company’s ordinary shares owned by other shareholders of the Company.

•                          On November 30, 2015, Golden Meditech entered into agreement with Mr. Yuen Kam, the Company’s chairman, to acquire 357,331 ordinary shares of the Company (the “Kam Sale Shares”).

•                          On January 4, 2016, Golden Meditech, through its wholly owned subsidiary, Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), completed the acquisitions of the Convertible Notes, the CGL Sale Shares and the Kam Sale Shares, using the net proceeds from open offer and issuance of promissory notes. GM Stem Cells became the owner of the Convertible Notes, the CGL Sale Shares and the Kam Sale Shares.

•                          On January 7, 2016, the Company was informed that GM Stem Cells entered into a conditional sale and purchase agreement with Nanjing Xinjiekou on January 6, 2016 regarding the disposal of its shares and Convertible Notes, representing an aggregate 65.4% equity interest of the Company on a fully diluted basis, for a total consideration of approximately RMB5.764 billion.

The total consideration consists of a cash payment of approximately $504.8 million (approximately RMB3.264 billion) and the issuance of RMB2.5 billion new shares by Nanjing Xinjiekou at the initial issue price of RMB18.61 per share (the “NXD New Shares”). Pursuant to the conditional sale and purchase agreement, Nanjing Xinjiekou requires the existing Company management team to stay on until December 31, 2018 and GM Stem Cells has agreed to a three-year performance guarantee and to have the NXD New Shares subject to a three-year lock-up period.

GM Stem Cells also entered into another conditional sale and purchase agreement with Nanjing Xinjiekou, pursuant to which GM Stem Cells agrees to sell the remaining 34.6% equity interest (on a fully diluted basis) of the Company to Nanjing Xinjiekou for a total cash consideration of approximately $267 million (approximately RMB1.73 billion), if the privatization of the Company is completed. The completion of both sale and purchase agreements are conditional upon the satisfaction of effectiveness conditions and the satisfaction (or waiving, if applicable) of all the conditions precedent to completion, including but not limited to obtaining all relevant regulatory approvals and shareholders’ approvals, and the completion of the two sales and purchase agreements are not interconditional.

•                          The Company cautions its shareholders and others considering trading its securities that no decisions have been made with respect to the Company’s response to GM Proposal and Nanjing Xinjiekou Proposal, and there cannot be any assurance that any transactions will be completed with respect to the proposals made by Golden Meditech and Nanjing Xinjiekou and the proposed transactions between GM Stem Cells and Nanjing Xinjiekou, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, August 23, 2016 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-631-514-2526 or 1-855-298-3404 for US callers, or +852-5808-3202 for Hong Kong callers, access code: 9195976.

Use of Non-GAAP Financial Measures

GAAP results for the three months ended June 30, 2016 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the recent relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; compliance with restrictive debt covenants under our senior convertible notes; the non-binding proposal letters from Golden Meditech and Nanjing Xinjiekou; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending June 30, 2016 were made at the noon buying rate of RMB6.6459 to $1.00 on June 30, 2016 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2016

	March 31,	June 30,
	2016	2016
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	3,008,422	3,070,419	462,002
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; June 30, 2016: RMB39,898 (US$6,003))	124,645	120,720	18,165
Inventories	28,326	26,185	3,940
Prepaid expenses and other receivables	24,412	15,662	2,356
Deferred tax assets	14,056	14,793	2,226
Total current assets	3,199,861	3,247,779	488,689
Property, plant and equipment, net	574,567	569,128	85,636
Non-current prepayments	218,379	232,755	35,022
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; June 30, 2016: RMB63,856 (US$9,608))	165,011	162,378	24,433
Inventories	64,322	66,541	10,012
Intangible assets, net	111,307	110,152	16,574
Available-for-sale equity securities	162,734	227,783	34,274
Other investment	189,129	189,129	28,458
Deferred tax assets	2,617	2,398	361
Total assets	4,687,927	4,808,043	723,459

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,028
Accounts payable	13,248	13,345	2,008
Accrued expenses and other payables	61,304	65,335	9,831
Deferred revenue	257,692	273,148	41,100
Amounts due to related parties	53,255	28,080	4,225
Income tax payable	8,524	9,842	1,481
Deferred tax liabilities	14,300	15,600	2,347
Total current liabilities	468,323	465,350	70,020
Convertible notes, net	906,222	948,208	142,676
Non-current deferred revenue	1,321,239	1,373,876	206,725
Other non-current liabilities	255,932	266,443	40,091
Deferred tax liabilities	22,786	22,689	3,414
Total liabilities	2,974,502	3,076,566	462,926

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31 and June 30, 2016, respectively	50	50	8
Additional paid-in capital	873,654	888,975	133,763
Treasury stock, at cost (March 31 and June 30, 2016: 136,899 shares, respectively)	(2,815)	(2,815)	(424)
Accumulated other comprehensive income	84,779	71,349	10,735
Retained earnings	753,585	769,307	115,757
Total equity attributable to China Cord Blood Corporation	1,709,253	1,726,866	259,839
Non-controlling interests	4,172	4,611	694
Total equity	1,713,425	1,731,477	260,533
Total liabilities and equity	4,687,927	4,808,043	723,459

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2015 and 2016

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in thousands except per share data)

Revenues	165,363	172,952	26,024
Direct costs	(36,573)	(37,433)	(5,632)
Gross profit	128,790	135,519	20,392
Operating expenses
Research and development	(1,934)	(1,949)	(293)
Sales and marketing	(37,209)	(38,192)	(5,747)
General and administrative	(41,220)	(43,243)	(6,507)
Total operating expenses	(80,363)	(83,384)	(12,547)
Operating income	48,427	52,135	7,845
Other expense, net
Interest income	4,710	4,277	644
Interest expense	(25,883)	(28,833)	(4,338)
Foreign currency exchange (losses)/gains	(41)	135	20
Dividend income	1,180	—	—
Others	89	152	23
Total other expense, net	(19,945)	(24,269)	(3,651)
Income before income tax	28,482	27,866	4,194
Income tax expense	(14,989)	(11,676)	(1,757)
Net income	13,493	16,190	2,437
Net loss/(income) attributable to non-controlling interests	58	(468)	(70)
Net income attributable to China Cord Blood Corporation’s shareholders	13,551	15,722	2,367

Earnings per share:
Attributable to ordinary shares
- Basic	0.19	0.22	0.03
- Diluted	0.19	0.22	0.03

Other comprehensive income/(loss), net of nil income taxes
- Foreign currency translation adjustments	559	(6,960)	(1,047)
- Unrealized holding gain/(loss) in available-for-sale equity securities	10,860	(6,470)	(974)
Total other comprehensive income/(loss)	11,419	(13,430)	(2,021)
Comprehensive income	24,912	2,760	416

Comprehensive loss/(income) attributable to non-controlling interests	58	(468)	(70)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	24,970	2,292	346

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months ended June 30, 2015 and 2016

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	48,427	52,135	7,845

Depreciation and amortization expenses[7]	12,328	12,584	1,894

Share-based compensation expense[8]	14,093	15,059	2,266

Non-GAAP operating income	74,848	79,778	12,005

7 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

8 Share-based compensation expense relates to the Company’s RSU Scheme in which 7,300,000 RSUs were granted to certain executives, directors and key employees during the three months ended December 31, 2014.